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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                                    XCL LTD.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)




                                    983701103
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                               -------------------------
CUSIP NO.      983701103                13G            PAGE   2   OF   8   PAGES
------------------------                               -------------------------

--------------------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          (A) KAIM NON-TRADITIONAL, L.P. -- 95-4486379
          (B) RICHARD A. KAYNE           -- ###-##-####
          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]
          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          (A) IS A CALIFORNIA LIMITED PARTNERSHIP
          (B) IS A U.S. CITIZEN
          ---------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    (A) 0
   SHARES                      (B) 49,310
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (6)     SHARED VOTING POWER
    EACH                       (A) 4,702,172
  REPORTING                    (B) 4,702,172
 PERSON WITH           --------------------------------------------------------
                        (7)    SOLE DISPOSITIVE POWER
                               (A) 0
                               (B) 49,310
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               (A) 4,702,172
                               (B) 4,702,172
          ---------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (A) 4,702,172
          (B) 4,751,482
          ---------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          ---------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          (A) 17.44%
          (B) 17.63%
          ---------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          (A) IA
          (B) IN
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13G, AMENDMENT NO. 1
*********************

Item 1.      (a) Issuer:           XCL Ltd.
             (b) Address:          1100 Rue Jean Lafitte
                                   Lafayette, Louisiana 70508

Item 2.      (a) Filing Persons:   KAIM Non-Traditional, L.P.  Richard A. Kayne
             (b) Addresses:        1800 Avenue of the Stars,   1800 Avenue of the Stars,
                                        2nd Floor                   2nd Floor
                                   Los Angeles, CA  90067      Los Angeles, CA 90067

             (c) Citizenship:      KAIM Non-Traditional, L.P. is a California limited
                                   partnership Richard A. Kayne is a U.S. Citizen

             (d) Title of Class
                 of Services:      Common Stock

             (e) Cusip Number:     983701103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (e) KAIM Non-Traditional, L.P., is an investment adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.  Ownership

             (a) Amount Beneficially Owned:

                 Four investment limited partnerships                  3,608,312

                 Managed accounts                                      1,093,860

                 Richard A. Kayne                                         49,310
                                                                      ----------
                 TOTAL                                                 4,751,482


             (b) Percent of Class: 17.63%

(c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote

         (ii)     shared power to vote or to direct the vote

         (iii)    sole power to dispose or to direct the disposition of

         (iv)     shared power to dispose or to direct the disposition of

         See Page 2, Boxes 5-8

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(l).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

         By signing below we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13G, AMENDMENT NO. 1

                                    XCL Ltd.
                              *********************


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



           February 11, 1999
---------------------------------------
                 Date



/s/ RICHARD A. KAYNE
---------------------------------------
           Richard A. Kayne




KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


        By: /s/ DAVID J. SHLADOVSKY
           -----------------------------------
             David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



           February 11, 1999
---------------------------------------
                 Date



/s/ RICHARD A. KAYNE
---------------------------------------
           Richard A. Kayne




KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: /s/ DAVID J. SHLADOVSKY
       -----------------------------------
         David J. Shladovsky, Secretary

                                  United States
                       Securities and Exchange Commission

                          SCHEDULE 13G, AMENDMENT NO. 1
                                  (cover page)

                                    XCL Ltd.
                              *********************


Box 8. KAIM Non-Traditional, L.P. has shared voting and dispositive power (with Richard A. Kayne) over its 4,751,482 shares, representing 17.63% of the outstanding shares of the common stock of the issuer, which include 144,401 shares which may be acquired within 60 days upon exercise of warrants and 3,816,568 shares which may be acquired within 60 days upon conversion of preferred shares.

Box 9. The reported shares are owned by nine investment accounts (including four investment limited partnerships, three insurance companies and an offshore corporation) managed, with discretion to purchase or sell securities, by KAIM Non-Traditional, L.P., a registered investment adviser.

         KAIM Non-Traditional, L.P. is the sole or managing general partner of the limited partnerships. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the sole general partner of KAIM Non-Traditional, L.P. Mr. Kayne is also a limited partner of each of the limited partnerships. KAIM Non-Traditional, L.P. is an investment manager of the offshore corporation. Mr. Kayne is a director of one of the insurance companies.

         KAIM Non-Traditional, L.P. disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in the limited partnerships and by virtue of his indirect interest in the interest of KAIM Non-Traditional, L.P. in the limited partnerships.

                                   UNDERTAKING


The undersigned agree jointly to file the attached Statement of Beneficial Ownership on Schedule 13G with the U.S. Securities Exchange Commission and XCL Ltd.





February 11, 1999



/s/ RICHARD A. KAYNE
---------------------------------------
Richard A. Kayne




KAIM NON-TRADITIONAL, L.P.

By: Kayne Anderson Investment Management, Inc.


    By: /s/ DAVID J. SHLADOVSKY
       -----------------------------------
         David J. Shladovsky, Secretary